January 13, 2017
VIA EDGAR TRANSMISSION

Ms. Melissa Raminpour
Branch Chief, Office of Transportation and Leisure
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Shake Shack Inc.
Form 10-K for the Year Ended December 30, 2015
Filed March 30, 2016
Form 10-Q for the Quarter Ended September 28, 2016
Form 8-K filed November 9, 2016
Response Dated December 12, 2016
File No. 001-36823

Dear Ms. Raminpour:
Thank you for your letter dated January 6, 2017 with respect to the review by the staff (the "Staff") of the Securities and Exchange Commission ("SEC") of the above-referenced filings of Shake Shack Inc. ("Shake Shack" or the "Company"). Shake Shack understands the importance of providing full and transparent disclosures in our SEC filings and we appreciate this feedback from the Staff so that we can continue to improve our disclosures. For your convenience, the comment in your January 6, 2017 letter is repeated herein and our response is set forth immediately below.
Form 10-Q for the Quarter Ended September 28, 2016
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 34

1.
We note your responses to our prior comments 2 and 3 and your proposed disclosure in Schedule A. Please revise your proposed disclosure regarding the limitations of the usefulness of the non-GAAP measure, Shack-level Operating Profit, to emphasize that the excluded costs (i.e., general and administrative expenses and pre-opening costs) are essential to support the operation and development of your Shacks, which you indicated in your response in prior comment 3.

Response:
We respectfully acknowledge the Staff's comment and will revise our proposed disclosure regarding the limitations of the usefulness of the non-GAAP measure, Shack-level operating profit, to include a statement emphasizing that the excluded costs are essential to support the operation and development of our Shacks.
* * *

In connection with our response to the comment in your January 6, 2017 letter, we acknowledge that:

•	the Company is responsible for the accuracy and adequacy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our response, please contact me at (646) 747-7358. Thank you for your consideration of our response.

Very truly yours,

/s/ Jeff Uttz
Jeff Uttz
Chief Financial Officer
Shake Shack Inc.

cc:	Randy Garutti, Chief Executive Officer, Shake Shack Inc.
Ronald Palmese, Jr., Vice President and General Counsel, Shake Shack Inc.
Audit Committee of the Board of Directors of Shake Shack Inc.
Lorryn Mai, Ernst & Young LLP